EXHIBIT 99.1
                  [GRUPO PAO DE ACUCAR LOGO] [GRAPHIC OMITTED]


                   COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)

                               PUBLIC ANNOUNCEMENT

COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD) announces its Investment Plan for
2004.

CBD announces its Investment Plan scheduled for 2004, approved in the Board of Directors meeting held on December 16th, 2003. The total amount to be invested is estimated in R$ 500 million, distributed as follows:

New Stores                           R$ 200 million

Stores Remodeling                    R$ 140 million

Lands and others                     R$ 100 million

Infrastructure                        R$ 60 million
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TOTAL INVESTMENTS                    R$ 500 million

Investments in New Stores contemplate the opening of 3 to 5 hypermarkets and 10 to 15 supermarkets, which should generate an organic growth in sales area between 5% and 8%.

Infrastructure investments will be concentrated mostly in Information Technology and Distributions Centers.

The Company estimates that approximately 20% of the total amount defined for investments in stores remodeling will be used for the integration of Sendas stores into CBD's operating standards.

This Investment Plan reflects the Company's positive expectations towards the Brazilian economy performance in 2004 and confirms its commitment to the creation of new jobs and the development of the country.

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   COMPANHIA BRASILEIRA DE DISTRIBUICAO    THOMSON FINANCIAL INVESTOR RELATIONS

   Fernando Tracanella                     Marina Martini
   Investor Relations Director             Tel: (5511) 3897.6857
                                           marina.martini@thomsonir.com.br

   Daniela Sabbag
   Coordinator

   Tel: (5511) 3886 0421 Fax: (5511) 3884 2677
    cbd.ri@paodeacucar.com.br

                      Website: http://www.cbd-ri.com.br/eng


    Statements included in this report regarding the Company's business perspective, outlooks of operating and financial results, and referring to the Company's potential growth are merely projections and were based on the Management's expectations regarding the Company's future. Those projections are highly dependent on market changes, on the Brazilian general economy performance, on the industry and on international markets and, being, therefore, subject to changes.





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